Value Line, Inc.
	551 5th Ave-3rd Floor
	New York, NY 10176
								Direct: 212-907-1883
								Fax: 	212-818-9748
								Cell:    917-351-4556



October 1, 2024

Mr. Lory Empie and Mr. Robert Klein
United States Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549

Re:	Form 10-K
Form 10-K for the Fiscal Year Ended April 30, 2024
Form 10-K for the Fiscal Year Ended April 30, 2023
File No. 000-11306

Dear Mr. Empie and Mr. Klein,

We respectfully request a ten business day extension to provide our response.

The additional time to reply to your comments will enable us to provide a clear and thorough response to your comments with proper review prior to the submission. The Company shareholder meeting is October 8, 2024.
Preparation for this annual meeting is also causing the need for the delay in our response.

Your consideration in this matter is greatly appreciated.




Sincerely,

Stephen Anastasio

Stephen Anastasio
Principal Financial Officer,
Vice President, Treasurer & Director